Secretary, Steven W. Heller, Esq. Mr. Heller is a licensed attorney in the state of New York and has served as the Company's Secretary since the Company's inception in 2008. Mr. Heller also formerly served as the company's Chief Legal Officer until May 2017. Mr. Heller is a professor of business and law, and founder of a boutique licensing and brand management agency, The Brand Liaison, LLC. He is a frequent speaker on licensing and branding activities.